FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                April                                   2004
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Commission File Number          000-27096
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                                   Air Canada
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                 (Translation of registrant's name into English)


   7373 Cote Vertu West, P.O. Box 14000, Saint-Laurent, Quebec, Canada H4Y 1H4
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                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

           Form 20-F                          Form 40-F      X
                    ----------------                   --------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                              No  X
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         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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                                 DOCUMENT INDEX



     Document                                                          Page No.
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         1            News Release dated April 29, 2004 ("Air Canada
                      Provides Update on Restructuring")                   4



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                                                                 Document 1


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Air Canada                                            [Air Canada Logo Omitted]

Attention Business/Financial Editors:


Air Canada Provides Update on Restructuring

    MONTREAL, April 29 /CNW Telbec/ - Air Canada provides the following update on the airline's restructuring under the Companies' Creditors Arrangement Act:

    Extension of GECAS Global Restructuring Agreement from April 30, 2004 to
    ------------------------------------------------------------------------
September 30, 2004
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    An agreement was reached today between Air Canada and General Electric
Capital Corporation/GE Capital Aviation Services (GECAS) extending the terms of the Global Restructuring Agreement from April 30, 2004 to September 30, 2004. The agreement addresses leases and other obligations on over 100 aircraft; outlines the terms of US$585 million in financing provided by GE upon exit from CCAA protection; and contemplates up to US$950 million in financing provided by GE for regional jet aircraft. The agreement is subject to the completion of certain conditions including the Company's exit from CCAA on or before September 30, 2004.

    "Following on the enhanced $850 million share rights offering agreement with Deutsche Bank announced recently, today's extension agreement with our biggest financial provider further stabilizes our restructuring," said CEO Robert Milton. "The ongoing and valued support of a global business leader such as GECAS is a solid endorsement of the progress made in our restructuring to date as well as our business plan going forward. With the completion of these two agreements, diligent focus on the outstanding issues to be resolved and the goodwill and cooperation of all stakeholders, we are now on track for emergence from CCAA protection in the fall." he said.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        Air Canada
                                            --------------------------------
                                                       (Registrant)


Date: April 30, 2004                        By: /s/ John Baker
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                                                      (Signature)
                                               John Baker
                                               Senior Vice-President and
                                                 General Counsel